# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OFFICE PROPERTIES INCOME TRUST, CIK 0001456772
CUSIP: 67623C307
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 08/18/2026
Amends the filing with accession number 0000919574-26-004576
Filed by CIK 0001316622
Persons authorized to receive notices and communications: Adam Bensley, 250 West 55th Street, 26th Floor, 10019, New York (NY), 10019, (212) 970-1400; Copy to: Robert W. Downes, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- REDWOOD CAPITAL MANAGEMENT, LLC (CIK 0001316622): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,961,992; sole dispositive power 0; shared dispositive power 3,961,992; aggregate amount beneficially owned 3,961,992 (18% of the class)
- Redwood Capital Management Holdings, LP (CIK 0001737513): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,961,992; sole dispositive power 0; shared dispositive power 3,961,992; aggregate amount beneficially owned 3,961,992 (18% of the class)
- Double Twins K, LLC (CIK 0002142105): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,961,992; sole dispositive power 0; shared dispositive power 3,961,992; aggregate amount beneficially owned 3,961,992 (18% of the class)
- Ruben Kliksberg (CIK 0001930856): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,961,992; sole dispositive power 0; shared dispositive power 3,961,992; aggregate amount beneficially owned 3,961,992 (18% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: OFFICE PROPERTIES INCOME TRUST
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458

## Item 2. Identity and Background
Name of person filing: This statement is being filed by: (i) Redwood Capital Management, LLC ("Redwood Capital"), which serves as the investment manager to certain funds (the "Redwood Funds") with respect to the common shares of beneficial interest, par value $0.01 per share ("Common Shares"), of Office Properties Income Trust, a real estate investment trust organized under the laws of the State of Maryland (the "Issuer"), directly held by the Redwood Funds; (ii) Redwood Capital Management Holdings, LP, the sole member of Redwood Capital; (iii) Double Twins K, LLC, the general partner of Redwood Capital Management Holdings, LP; and (iv) Ruben Kliksberg, the Managing Member of Double Twins K, LLC.
Residence or business address: The principal business address of each of the Reporting Persons is 250 West 55th Street, 26th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment management.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Redwood Capital Management, LLC is a Delaware limited liability company. Redwood Capital Management Holdings, LP is a Delaware limited partnership. Double Twins K, LLC is a Delaware limited liability company. Mr. Kliksberg is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 30, 2025, the Issuer and certain of its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). On April 22, 2026, the Bankruptcy Court entered an order confirming the Fourth Amended Joint Chapter 11 Plan of Reorganization of Office Properties Income Trust and Its Debtor Affiliates (the "Plan"). At the time of the confirmation of the Plan, the Redwood Funds held (i) certain of the Issuer's 9.00% senior secured notes due September 2029 (the "September 2029 Notes") and (ii) certain debtor-in-possession financing claims against the Issuer (the "DIP Claims").

Pursuant to the Plan, and as a result of being holders of the September 2029 Notes and the DIP Claims, on June 17, 2026, the effective date of the Plan (the "Effective Date"), the Redwood Funds received, in the aggregate, a combination of consideration consisting of: (i) $71,902,000 aggregate principal amount of the Issuer's 10.000% senior secured notes due 2031 (the "Secured Exit Notes"), representing their pro rata share of the Secured Exit Notes, (ii) $10,912,000 aggregate principal amount of the Secured Exit Notes, representing their additional portion of the Secured Exit Notes, and (iii) 4,327,521 Common Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the Secured Exit Notes and the Common Shares in connection with the Issuer's emergence from bankruptcy on the Effective Date.

On the Effective Date, the Issuer adopted its Fourth Amended and Restated Bylaws, which provides that the Board of Trustees (the "Board") of the Issuer shall include up to two Trustees who are initially designated for appointment to the Board by Redwood Capital, with such designation right consisting of (a) up to two Trustees so long as Redwood Capital and its affiliates beneficially own 10% or more of the outstanding Common Shares of the Issuer and (b) up to one Trustee so long as Redwood Capital and its affiliates beneficially own 5% or more of the outstanding Common Shares of the Issuer. Pursuant to the Fourth Amended and Restated Bylaws, Jonathan Kolatch was appointed to the Board, effective as of the Effective Date, as designated by Redwood Capital. Redwood Capital did not initially designate a second Trustee for appointment as of the Effective Date.

In addition, as of the Effective Date, the Issuer entered into a board observation rights agreement with Redwood Capital (the "Board Observation Rights Agreement"), which provides that Redwood Capital is entitled to appoint one non-voting Board Observer so long as Redwood Capital beneficially owns 15% or more of the outstanding Common Shares of the Issuer. Redwood Capital did not initially appoint a Board Observer as of the Effective Date. The foregoing description of the Board Observation Rights Agreement is qualified in its entirety by reference to the full text of the Board Observation Rights Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

In connection with strategic or other corporate transactions, the Reporting Persons have in the past engaged and expect to continue to engage in discussions with, and may exchange information with, potential strategic partners, acquirers/co-acquirers, investment professionals and potential financing sources, may participate in any related transaction as principal and/or as a provider of financing and may enter into agreements with respect to the foregoing. The Reporting Persons have in the past considered and may in the future consider a wide variety of matters and plans or proposals that could result in the occurrence of any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. As a result of their ownership interest in the Issuer, the Reporting Persons exercise significant influence over the Issuer's business practices and strategy and all matters requiring action by the Issuer's shareholders, including the election of the Board of the Issuer and the ability as shareholders to approve or reject strategic or other corporate transactions.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results of operations, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Shares (or other securities of or interests in the Issuer) and/or the entirety of the Issuer or disposing of all or a portion of the Common Shares (or other securities of or interests in the Issuer, including the Secured Exit Notes) beneficially owned by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons' economic interest in or control over the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and the percentage of the Common Shares beneficially owned by each of the Reporting Persons.

The percentage reported in this Schedule 13D is calculated based on 21,953,577 Common Shares outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions effected in the Common Shares since the last 13D/A filing are set forth in Exhibit 99.3 and each transaction was an open-market transaction.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons and the Redwood Funds, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Board Observation Rights Agreement

Exhibit 99.3: A description of the transactions in the Common Shares that were effected by the Reporting Persons since the last 13D/A filing.

## Signatures
- REDWOOD CAPITAL MANAGEMENT, LLC: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member of Double Twins K, LLC, the general partner of Redwood Capital Management Holdings, LP, its sole member (08/19/2026)
- Redwood Capital Management Holdings, LP: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member of Double Twins K, LLC, its general partner (08/19/2026)
- Double Twins K, LLC: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member (08/19/2026)
- Ruben Kliksberg: /s/ Ruben Kliksberg, Ruben Kliksberg, Individually (08/19/2026)